Exhibit 99.1

For Immediate Release

CNOOC Limited Filed 2015 Annual Report on Form 20-F

(Hong Kong, April 21, 2016) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) announced today it has filed with the United States Securities and Exchange Commission (“SEC”) its 2015 annual report on Form 20-F (“annual report”) that included audited financial statements for the year ended December 31, 2015.

The annual report is available on the Company’s website at www.cnoocltd.com as well as SEC′s website at www.sec.gov.

CNOOC Limited will also provide a hard copy of its 2015 annual report on Form 20-F to shareholders free of charge, including its complete audited financial statements. To request a hard copy of the annual report, please contact:

Ms. Starry Ding

IR Manager of Investor Relations Department

CNOOC Limited

Tel: +86-10-8452-2973

Fax: +86-10-8452-1441

E-mail: IR@cnooc.com.cn

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Michelle Zhang

Deputy Manager, Media / Public Relations

CNOOC Limited

Tel: +86-10-8452-6642

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Samantha Wang

Hill+Knowlton Strategies Asia

Tel: +852-2894 6266

Fax:+852-2576 1990

E-mail: samantha.wang@hkstrategies.com